Regulatory Announcement

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REFERENCE No: 82-34854

Company	C&C Group Plc
TIDM	CCR
Headline	Brochure of Particulars
Released	12:05 27-Mar-06
Number	4318A

SUPPL

Brochure Of Particulars

Application has been made to the Irish Stock Exchange and to the UK Listing Authority for 46,500 ordinary shares of nominal value €0.01 each in the share capital of the Company to be admitted to the official lists of the Irish Stock Exchange and the UK Listing Authority and application has been made to the Irish Stock Exchange and to the London Stock Exchange for these shares to be admitted to trading.

These ordinary shares have been allotted pursuant to the Company's Executive Share Option Scheme. Such admission is expected to become effective and dealings to commence in these shares on 29th March 2006.

ENDS.

Enquiries:
Noreen O'Kelly
Company Secretary
Phone: + 353 1 616 1103

END

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Regulatory Announcement

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REFERENCE No: 82-34854 RECEIVED

2006 MAR 31 P 1:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	C&C Group Plc
TIDM	CCR
Headline	Holding(s) in Company
Released	17:33 27-Mar-06
Number	4781A

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of listed company C & C Group plc	2. Name of shareholder with a major interest FMR Corporation Fidelity International Limited Edward C Johnson
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 FMR Corporation Fidelity International Limited Edward C Johnson	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached list

5. Number of shares/amount of stock acquired N/A	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **N/A**	7. Number of shares/amount of stock disposed 2,650,300	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) 0.81%

9. Class of security Ordinary shares of E0.01 each	10. Date of transaction N/A	11. Date listed company informed 27/03/2006

12. Total holding following this notification 29,063,632	13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage) 8.93%

14. Any additional information N/A	15. Name of contact and telephone number for queries Noreen O'Kelly

	Group Secretary + 353 1 616 1100

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Noreen O'Kelly
Group Secretary

Date of notification 27 March 2006

Fidelity Notification Nominee Name	Mgt Co	No of Shares
JP MORGAN, BOURNEMOUTH Total	FII	918,800
BANK OF NEW YORK BRUSSELS Total	FIL	116,531
BANK OF NEW YORK EUROPE LDN Total	FIL	52,459
BROWN BROS HARRIMAN LTD LUX Total	FIL	93,207
JP MORGAN, BOURNEMOUTH	FIL	390,458
JP MORGAN BOURNEMOUTH	FIL	281,100
NORTHERN TRUST LONDON Total	FIL	219,651
STATE STR BK AND TR CO LNDN (S Total	FIL	58,115
JP MORGAN BOURNEMOUTH	FIL	290,000
JP MORGAN, BOURNEMOUTH Total	FISL	648,969
JP MORGAN, BOURNEMOUTH Total	FISL	5,978,968
BROWN BROTHERS HARRIMAN AND CO Total	FMRCO	3,758,767
JP MORGAN CHASE BANK Total	FMRCO	2,297,305
NOTHERN TRUST LONDON Total	FMRCO	176,011
STATE STREET BANK AND TR CO Total	FMRCO	4,138,540
MELLON BANK Total	FMRCO	59,700
BANK OF NEW YORK Total	FMTC	353,200
BROWN BROTHERS HARRIMAN AND CO Total	FMTC	935,481
JP MORGAN CHASE BANK Total	FMTC	299,900
NORTHERN TRUST CO Total	FMTC	292,800
NORTHERN TRUST CO Total	FMTC	30,800
STATE STREET BANK AND TR CO Total	FMTC	958,125
BANK OF NEW YORK BRUSSELS Total	FPM	35,738
CHASE MANHATTAN LONDON Total	FPM	14,919
CHASE MANHTTN BK AG FRNKFRT (S)	FPM	142,704
DEXIA PRIVATBANK Total	FPM	16,988
HSBC BANK PLC Total	FPM	241,100
JP MORGAN, BOURNEMOUTH Total	FPM	1,923,572
JP MORGAN, BOURNEMOUTH Total	FPM	764,315
JP MORGAN CHASE BANK Total	FPM	73,500
MELLON BANK Total	FPM	88,452
MELLON BANK Total	FPM	27,000
NORTHERN TRUST LONDON	FPM	661,360
NORTHERN TRUST LONDON	FPM	792,900
STATE STR BK AND TR CO LNDN (S)	FPM	246,904
STATE STR BK AND TR CO LNDN (S)	FPM	1,124,107
JP MORGAN, BOURNEMOUTH Total	FICL	537,800
STATE STREET HONG KONG	FIA(K)L	23,386

TOTAL	29,063,632

END

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Règulatory Announcement

REFERENCE No: 82-34854

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Company	C&C Group Plc
TIDM	CCR
Headline	Holding(s) in Company
Released	10:43 28-Mar-06
Number	5023A

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of listed company C & C Group plc	2. Name of shareholder with a major interest Schroder Investment Management Limited Schroder Investment Management Nth. America Ltd.
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 Schroder Investment Management Limited Schroder Investment Management Nth. America Ltd.	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached list

5. Number of shares/amount of stock acquired N/A	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A	7. Number of shares/amount of stock disposed **3,194,586**	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **0.98%**

9. Class of security Ordinary shares of E0.01 each	10. Date of transaction N/A	11. Date listed company informed 28/03/2006
12. Total holding following this notification 22,418,850	13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage) 6.89%	

14. Any additional information N/A	15. Name of contact and telephone number for queries Noreen O'Kelly

	Group Secretary + 353 1 616 1100

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Noreen O'Kelly
Group Secretary

Date of notification 27 March 2006

Schroder Notification Nominee Name	Mgt Co	No of Shares
Banca Intesa	SIM	72,163
Chase Nominees Limited	SIM	511,706
Chase Manhattan Bank	SIM	16,925,651
State Street Bank and Trust Co	SIM	166,764
Banque Internationale a Luxembourg	SIM	43,829
Dexia	SIM	88,443
Unibank Torvegade	SIM	17,930
UBS Luxembourg	SIM	144,710
Chase Nominees Limited	SIMNA	4,447,654
TOTAL		22,418,850

END

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